SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES DAA CHAIRMAN'S RESIGNATION

CALLS ON FAT CAT COLLIER TO GO TO

Ryanair today (13th May) welcomed the resignation of the Chairman of the DAA Airport Monopoly David Dilger.  Mr Dilger has presided over the waste of €1.2bn on Dublin Airport's unnecessary T2 white elephant and record traffic collapses at Cork, Dublin, and Shannon Airports from 30m passengers in 2008 to just over 20m in 2010.

Ryanair also called today for the rest of the failed Board of the DAA Airport Monopoly to resign given their responsibility for the traffic collapse and losses at the DAA's 3 airports over the past three years.  These resignations should include DAA 'Fat Cat' Boss, Declan Collier, who was paid over €600,000 in 2010 despite record traffic losses and financial losses, while also receiving some €40,000 as a 'public interest' Director of AIB.

A spokesman for Ryanair said:

"Mr Dilger will be no loss to Irish tourism, and the sooner the rest of the failed DAA Board resign, and are replaced with people committed to traffic and tourism growth rather than building white elephant facilities, the better it will be for Irish aviation, tourism and jobs."

Stephen McNamara                              Joe Carmody
Ryanair Ltd                                            Edelman
Tel: +353-1-8121212                          Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 13 May, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary